September 25, 2013

VIA EDGAR
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject:                 Emeritus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
Form 10-Q for the Quarter Ended June 30, 2013
Filed August 2, 2013
Response dated August 28, 2013
File No. 001-14012

Dear Mr. Spirgel:

This letter responds to the comments included in the staff's letter dated September 19, 2013 relating to Emeritus Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2012 and its quarterly report on Form 10-Q for the quarter ended June 30, 2013.

Form 10-Q for the Quarter Ended June 30, 2013

Note 2. Summary of Significant Accounting Policies and Uses of Estimates

Segment Information, page 8

1.
We note your response to our comment 3.  As previously requested, please tell us why your ancillary services operating segment is not presented as an “all other” reportable segment under ASC 280-10-50-15.

Response

We chose not to follow the “all other” requirement of ASC 280-10-50-15 on the basis of materiality.  Under our facts and circumstances, this guidance would require us to separately disclose an operating segment that we view to be immaterial.  Our ancillary services operations are comprised of Nurse on Call (NOC) and a very small durable medical equipment company.

United States Securities and Exchange Commission
September 26, 2013

This is the one and only operating segment eligible for disclosure in an “all other” category. In total, ancillary services’ revenues, net income, and total assets are less than 10% of those of the consolidated Company; therefore, it does not meet any of the quantitative thresholds for separate reporting as set forth in ASC 280-50-12.  We believe disclosure of an immaterial non-reportable segment under ASC 280-10-50-15 would be inconsistent with the intent and spirit of this standard, which states that “Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.”

Management has determined that the ancillary services information is currently not material, and reporting such as a separate segment would not be useful to readers of the financial statements. Due to the immaterial size of this line of business in relation to consolidated financial information, its financial results are not playing a significant role in our operations or profitability.

We will continue to monitor our ancillary services operations so that if they meet the required quantitative thresholds in the future, or otherwise are determined to be useful to our readers, we will include disclosures in our filings as required by ASC 280.

If you have any questions regarding this response, please contact me at 206.204.3014 or Rob.Bateman@emeritus.com.

Sincerely,

/s/ ROBERT C. BATEMAN
Robert C. Bateman
Executive Vice President—Finance and Chief Financial Officer